CONTACT: PAUL J. ARNDT                                     FOR IMMEDIATE RELEASE
                  DIRECTOR OF FINANCIAL RELATIONS
                  (847) 298-4501 X 306
                  PARNDT@AMERIHOSTINN.COM


                      AMERIHOST PROPERTIES, INC. ANNOUNCES
                        "DUTCH AUCTION" SELF TENDER OFFER
                         FOR SHARES OF ITS COMMON STOCK


DES PLAINES,  ILLINOIS,  MAY 3, 1999 - Amerihost  Properties,  Inc.  (Nasdaq/NM:
HOST) today announced that it will commence a Dutch Auction self tender offer to purchase for cash up to 1,000,000 shares of its common stock, which represents approximately 16.6% of its currently outstanding common stock, subject to the terms and conditions set forth in the Offer to Purchase of the Company dated May 3, 1999, and the related Letter of Transmittal. The tender offer commenced on Monday, May 3, 1999, and will expire, unless extended by the Company, at 5:00 p.m. New York City Time, on Wednesday, June 2, 1999.

The terms of the tender offer, which are described more fully in the Offer to Purchase and the Letter of Transmittal pursuant to which the tender offer is made, include a purchase price for each tendered share of not more than $4.00 per share, nor less than $3.375 per share net to the seller in cash, without interest thereon.

In a Dutch Auction, the Company sets a price range, and the stockholders have an opportunity to specify prices within that range at which they are willing to sell shares. After the expiration of the tender offer period, the Company will determine a single per share price to be paid for each share purchased, taking into consideration the number of shares tendered and the prices specified by tendering stockholders. If more than 1,000,000 shares of common stock are properly tendered pursuant to the Offer to Purchase and Letter of Transmittal, the Company will accept shares on a pro rata basis. Odd lots tendered will not be subject to proration. The Company

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reserves  the right to  purchase  more  than  1,000,000  shares of common  stock pursuant to the tender offer. The tender offer is not conditioned on any minimum number of shares being tendered.

Neither the Company nor its Board of Directors makes any recommendation to any stockholder as to whether to tender or refrain from tendering shares. Each stockholder must make the decision whether to tender shares and, if so, how many shares and at what price or prices shares should be tendered. The Company has been advised that none of its directors or executive officers intend to tender any shares pursuant to the Offer, other than one director who may tender up to 20,000 shares.

On April 30, 1999, the last trading day prior to the announcement of the Offer, the price per share for the last trade for the common stock on Nasdaq National Market was $3.438. The Offer to Purchase, Letter of Transmittal and related documents are being mailed to the Company's stockholders of record and will also be made available for distribution to beneficial owners of common stock.

Stockholders may obtain further information by calling the Company directly and asking for James B. Dale, Chief Financial Officer, Craig S. Arnson, in-house legal counsel, or Michael P. Holtz, President and Chief Executive Officer.

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This press release is for information purposes only and is not intended to serve as a solicitation to buy securities. Any solicitation to buy securities is made only pursuant to the Offer to Purchase and the Letter of Transmittal.